MICHAEL D. HELSEL
212-801-6962
212-805-9284
HELSELM@GTLAW.COM


                                                   December 11, 2006


VIA EDGAR TRANSMISSION
AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:        Mr. Martin F. James
---------
                  Mr. David Burton

                  Re:      QuantRx Biomedical Corporation
                           Form 10-KSB for year ended December 31, 2005
                           Form 10-QSB for quarter ended September 30, 2006
                           ------------------------------------------------

Dear Messrs. James and Burton:

     We are acting as legal counsel to QuantRx Biomedical Corporation, a Nevada corporation ("QuantRx" or the "Company"). We have been authorized by QuantRx to provide you with the Company's responses to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated November 24, 2006 (the "Comment Letter"), with respect to QuantRx' (i) Annual Report on Form 10-KSB for the year ended December 31, 2005 ("Form 10-KSB") and (ii) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 ("Form 10-QSB"). For the Staff's convenience, the Staff's comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff's comments contained in the Comment Letter) and QuantRx' responses have been set forth below in italics. Three courtesy copies of this letter are enclosed herewith.

FORM 10-KSB

NOTE 7: CAPITAL STOCK - COMMON STOCK, PAGE F-18

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 5. IT REMAINS UNCLEAR TO US HOW THE COMPANY AND THE COUNTERPARTIES COULD HAVE A FINAL COMMITMENT FOR PERFORMANCE PRIOR TO THE DATE ON WHICH THE AGREEMENTS WERE SIGNED. UNTIL THEN IT WOULD APPEAR THAT THE TERMS WOULD HAVE BEEN SUBJECT TO CHANGE. IN ADDITION, WE NOTE YOUR RESPONSE DID NOT IDENTIFY A PARTICULAR DATE AS THE MEASUREMENT DATE.


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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 11, 2006
Page 2
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     o    PLEASE EXPLAIN IN DETAIL WHY THE TRANSACTIONS SHOULD NOT BE MEASURED
          AS OF THE DATES ON WHICH THE AGREEMENTS WERE SIGNED. WE NOTE THAT IRRESPECTIVE OF THE VALUE ASSIGNED TO THE SHARES IN THE CONTRACT, PARAGRAPHS 7 AND 71 OF SFAS 123 WOULD REQUIRE YOU TO MEASURE THE TRANSACTION USING THE FAIR MARKET VALUE OF THE SHARES EXCHANGED, AS THAT WAS THE MORE RELIABLE MEASURE.

     o OTHERWISE, PLEASE AMEND THE DOCUMENT AND REVISE THE FINANCIAL STATEMENTS TO CORRECTLY RECORD THE TRANSACTIONS.

          QuantRx was essentially inactive from late 2002 through late 2004. Upon its reemergence, in November 2004, QuantRx' Board of Directors authorized management to commence settlement negotiations with respect to various corporate liabilities, including the aforementioned debts. At this time, QuantRx either initiated negotiations or reaffirmed pre-existing, albeit oral, agreements with respect to three unpaid loans. Although QuantRx had finalized the terms of each loan settlement with the respective creditors orally, the demands of re-starting the company with extremely limited resources (QuantRx had only two full-time employees at the time) resulted in several months' delay in preparing and circulating the written documents that were intended only to memorialize the pre-existing agreements. During this delay, it was QuantRx' belief, and QuantRx believes, the belief of the respective debt holders, that the material terms of these oral agreements had been fully and finally negotiated were not subject to change and that QuantRx and the respective debt holders intended to be legally bound at the time of and by the terms of the orally negotiated settlements (early November 2002 for the $4,000 loan; shortly prior to the closing of the equity financing on May 27, 2005 for the $15,000 and $400,000 loans).

         EITF 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Good or Services," indicates that the measurement date is the earlier of "the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a "performance commitment")" or "the date at which the counterparty's performance is complete." QuantRx concluded that the measurement date for each settlement was the date at which each party committed to perform, i.e., the date on which the respective parties reached an oral agreement, or had a "meeting of the minds," on all of the material terms and conditions of the respective settlements.

         Based on this, QuantRx determined that the $15,000 and $400,000 debt holders had performance commitments in the early part of May 2005, which was shortly prior to the closing of the equity financing on May 27, 2005, which had already commenced. QuantRx also determined that the $4,000 debt holder had a performance commitment in the early part of November 2002, when an agreement to allow conversion of the debt to equity at $0.05 per share was made.

          EITF 96-18 states that a performance commitment exists when performance by the counterparty to earn the equity instruments is probable


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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 11, 2006
Page 3
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because of "sufficient disincentives for nonperformance." In this case, performance by the counterparties did not involve goods or services, but rather acceptance of common stock for satisfaction of debt. A sufficient disincentive to nonperformance existed: if the parties failed to perform, they would not receive the benefit of the terms of the fully negotiated settlements and would be required to resort to litigation or subsequent settlement negotiations to achieve full resolution of the underlying matters. QuantRx determined that in light of its history and the long-standing relationship among QuantRx and these debt holders, a sufficiently large disincentive existed to the counterparties that would prevent nonperformance of the negotiated equity settlements. As such, QuantRx has used the performance commitment dates as the measurement dates.

         As the Staff stated in question #1, SFAS 123(R), "Share-Based Payment," requires the use of fair value of the shares, or fair value of goods or services if more reliably measured. In this case there were no goods or services, but satisfaction of debt. Given the inactivity of QuantRx in prior years, and lack of trading of its stock in early 2005,(1) the $15,000 and $400,000 debt holders and QuantRx' management agreed that the most appropriate determination of the fair value of QuantRx' stock was the effective rate of the May 2005 equity financing ($0.44). This equity financing occurred during the same period of the final negotiation of the $15,000 and $400,000 loans.

         In summary, the $4,000 debt settlement negotiation was finalized and performance commitments were met in the early part of November 2002, when the share price was at $0.05. The $400,000 and $15,000 debt settlement negotiations were finalized and performance commitments were met in the early part of May 2005, when the share price was less than $0.44, however, given the factors stated in the previous paragraph, QuantRx determined that in this rare instance, the best measure of fair value was the effective price of the equity financing that was then in progress.

         If it would be helpful, QuantRx can attempt to obtain affidavits from all parties involved confirming the understanding of the parties at the time the oral agreements were finalized. In addition, members of QuantRx' management would be happy to participate in a conference call with members of the Staff to discuss these issues further.

FORM 10-QSB

NOTE 9:  CONVERTIBLE DEBT, PAGE 15

2. THE REVISED DISCLOSURE INCLUDED IN THIS NOTE IN RESPONSE TO OUR PRIOR COMMENT 1 AND 2 CONTINUES TO BE CONFUSING. PLEASE REVISE THE NOTE TO ADDRESS THE
FOLLOWING:


(1) During this period, QuantRx' common stock was only sporadically traded on the pink sheets; in March and April 2005, there were no trades on 70% of the trading days.

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 11, 2006
Page 4
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     o    IN LIGHT OF THE MEANING ASSIGNED TO THE TERM BENEFICIAL CONVERSION
          FEATURE IN EITF 98-5 AND 00-27 AND OTHER GAAP AUTHORITATIVE LITERATURE, PLEASE REVISE THE DISCUSSION TO USE INSTEAD THE TERMS "CONVERSION OPTION" OR "EMBEDDED CONVERSION OPTION" WHEN REFERRING TO THE RIGHT OF THE HOLDERS TO CONVERT THE DEBT INTO SHARES OF YOUR COMMON STOCK OR THE AUTOMATIC CONVERSION OF THE DEBT UPON THE COMPLETION OF A QUALIFIED FINANCING.

     o REVISE THE FIFTH PARAGRAPH OF THE NOTE TO EXPLAIN, IF TRUE, THAT YOU WERE NOT REQUIRED TO BIFURCATE THE EMBEDDED CONVERSION OPTION FROM THE DEBT INSTRUMENT, AS IT MET THE SCOPE EXCEPTION IN PARAGRAPH 11(A) OF SFAS 133 - I.E., THE EMBEDDED OPTION WAS INDEXED TO THE COMPANY'S STOCK AND, IF ACCOUNTED FOR SEPARATELY AS A DERIVATIVE, WOULD BE CLASSIFIED IN STOCK HOLDERS EQUITY.

     o REVISE THE FIFTH PARAGRAPH OF THE NOTE TO EXPLAIN, IF TRUE, THAT ALTHOUGH YOU CONCLUDED THAT YOU WERE NOT REQUIRED TO BIFURCATE THE EMBEDDED CONVERSION OPTION, YOU DID CONCLUDE THAT THE DIFFERENCE IN THE CONVERSION PRICE OF THE DEBT AND THE FAIR VALUE OF YOUR STOCK ON THE DATE OF ISSUANCE PROVIDED A BENEFIT TO THE DEBT HOLDERS (I.E., THE "BENEFICIAL CONVERSION FEATURE"). CONTINUE TO EXPLAIN HOW YOU MEASURED AND ACCOUNTED FOR THE BENEFICIAL CONVERSION FEATURE.

          QuantRx' appreciates the Staff's comments and has revised the disclosure as follows in an effort to clarify:

Convertible Debt

         On February 15, 2006, QuantRx closed on $4,030,000 of 8% unsecured convertible promissory notes due December 31, 2006, to certain private accredited investors, of which $3,155,000 were issued in the first quarter of 2006, and $875,000 issued in the fourth quarter of 2005, respectively. Also, investors received vested warrants with a five year term to purchase an aggregate of 854,500 shares of QuantRx common stock at an exercise price of $1.50 (valued at $1,339,694), of which 723,250 warrants (valued at $1,131,663)
were issued in the first quarter of 2006, and 131,250 (valued at $208,031) issued in the fourth quarter of 2005, respectively.

         These convertible notes are automatically convertible into shares of QuantRx common stock upon completion of a "qualified" equity financing (or financings) with aggregate gross proceeds of at least $2,000,000. Under the terms of the convertible notes, holders of the notes will be deemed to have tendered 110% of their aggregate outstanding principal balance and accrued interest for purchase of securities in the qualified equity financing, entitling the holders to all rights afforded to purchasers in

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 11, 2006
Page 5
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such financing ("contingent embedded conversion option"). Alternatively, the convertible notes allow the holders to convert their outstanding principal and accrued interest into common stock at a price of $1.00 per common share no earlier than six months after the issuance of the promissory notes ("embedded conversion option"). Either conversion would result in the satisfaction of all of QuantRx' obligations under the convertible notes.

         In the event QuantRx does not complete a qualified financing and holders do not voluntarily convert, QuantRx must repay the outstanding principal balance and accrued and unpaid interest on December 31, 2006. Accrued interest may be payable at QuantRx' option in cash or common stock. In accordance with APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants," QuantRx allocated $1,339,694 of the principal amount of the 8% convertible promissory notes to the warrants as original issue discount, which represented the relative fair value of the warrants at the dates of issuance.

         The embedded conversion options described above are not considered derivative instruments and are not required to be bifurcated pursuant to the scope exception in paragraph 11(a) of SFAS 133,"Accounting for Derivative Instruments and Hedging Activities," since they are indexed to QuantRx' stock and are classified as stockholders' equity. Equity classification of the embedded conversion options are met through the requirements of EITF 00-19, "Accounting for Derivative Financial Instruments to, and Potentially Settled in, a Company's Own Stock," paragraphs 12-32. QuantRx also concluded, pursuant to EITF 00-27, "Application of Issue 98-5 to Certain Convertible Instruments," that while the embedded conversion options were not required to be bifurcated, the instruments do contain a beneficial conversion feature, as the share prices on the dates of issuance exceeded the effective conversion price of the embedded conversion options. QuantRx measured the intrinsic value of the "embedded conversion option" ($3,697,444) based upon the effective conversion price, which is defined by EITF 00-27, "Application of Issue 98-5 to Certain Convertible Instruments," as the allocated proceeds divided by the number of shares to be received on conversion. The intrinsic value of this beneficial conversion feature was limited to the remaining allocated proceeds of $2,690,306; which represents gross proceeds less the relative fair value of $1,339,694 allocated to the detachable warrants. This amount was recorded as original issue discount, of which $2,023,337 relates to the convertible notes issued in the first quarter of 2006 and $666,969 related to the notes issued in the fourth quarter of 2005. The remaining intrinsic value of $1,007,138 represents the excess of the aggregate fair value of the instruments that the holder would receive at conversion over the proceeds received.

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 11, 2006
Page 6
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     The "contingent embedded conversion option" qualifies as an embedded contingent conversion option in accordance with EITF 98-5 and 00-27 since execution of the automatic conversion feature is contingent upon a qualified equity financing and is not within the control of QuantRx. The intrinsic value of the automatic conversion feature would not be recognized until and unless such financing occurs (the triggering event); which would then enable QuantRx to measure the intrinsic value associated with the automatic conversion feature.

     In association with the issuance of these convertible notes, QuantRx issued warrants for services to purchase 135,680 shares of common stock at $1.50 per share valued at $214,564, of which 90,560 warrants valued at $143,049 were issued in the first quarter of 2006, with the remainder issued in the fourth quarter of 2005. QuantRx also incurred cash commissions of $223,600 in connection with the private placement to various placement agents resulting in total deferred debt offering cost of $438,164, of which $310,249 relates to the notes issued in the first quarter of 2006, with the remainder related to notes issued in the fourth quarter of 2005.

     The fair value of the warrants issued to placement agents and the cash commissions have been recorded as deferred financing costs. The total original issue discount related to the warrants issued to the investors and the beneficial conversion feature and the deferred financing costs are being amortized to interest expense over the term of the convertible promissory notes in accordance with EITF 00-27, paragraph 19. Interest expense, including amortization of original issue discount and deferred financing costs, related to the 8% convertible promissory notes was $1,279,104 for the quarter ended September 30, 2006 and $3,502,537 for the nine months ended September 30, 2006. The Black-Scholes option pricing model was used to calculate the fair values of all of the above warrants.

     Please note that QuantRx closed a "qualified financing" on December 6, 2006, which caused the automatic conversion of the convertible notes pursuant to the automatic conversion feature.

                                    * * * * *


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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 11, 2006
Page 6
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         Should any member of the Staff have any questions or comments concerning this letter, or desire any further information or clarification in respect of the responses contained in this letter, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.


                                         Very Truly Yours,



                                         Michael D. Helsel


Enclosures

cc:   Walter Witoshkin, President and Chief Executive Officer
      QuantRx Biomedical Corporation

      Sasha Afanassiev, Chief Financial Officer
      QuantRx Biomedical Corporation